RIX INDUSTRIES

Engineering and Manufacturing
Premium Oil Free Compressors

Paul Staples, Chairman/CEO
HyGen Industries, Inc.
P.O. Box 6911
Eureka, Ca. 95502

July 25, 2014

Re: Cost share Participation in HyGen's 100 Renewable Hydrogen Fueling Stations Plan.

Dear Mr. Staples,

I enjoyed reading your plan to install up to 100 Renewable Hydrogen Fueling Stations throughout California. We at Rix Industries, are very interested in participating by providing hydrogen Compressors to install at your chosen 3 locations to support hydrogen electrolyzers powered by renewably generated electricity purchased from renewable power generators.

We agree that renewable fueling infrastructure will be needed to fuel hydrogen fuel cell electric vehicles (FCEVs) that the major auto manufacturers will be introducing to the marketplace here in California starting in 2015, i.e., the Honda Clarity FCX, Ford HySeries Edge, GM Sequel, as well as Toyota's FCHV-4, and others.

And we feel confident that we could deploy fueling system compressors at the stations, at a reduced cost of $126,700.00 each. A cost share of $24,300.00 each for the 3 station deployment plan funded by the CEC, for a total cost share of $ 72,900.00 as Rix's contribution to the success of the project. In exchange, HyGen agrees to use Rix Industries as their compressor supplier for at least the next 10 systems, so long as the compressors perform as agreed and stated in the Vendors agreement with HyGen.

We look forward to more details as they develop, and discussing a long term alliance in this venture with HyGen and/or as part of the Sustainable Hydrogen Infrastructure Partnership (S.H.I.P.®) Alliance discussed in your plan.

I look forward to discussing the next steps at your earliest convenience.

Sincerely,

DR

Digitally signed by Doug Richmond
DN: cn=Doug Richmon, o=Rix, ou, email=[illegible], c=US
Date: 2014.10.01 14:59:45 -07'00'

Doug Richmond
Sales Engineer
RIX Industries